                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                     -------------------------------------

                                SCHEDULE 14D-1
                      (AMENDMENT NO. 12/FINAL AMENDMENT)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      AND
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                     -------------------------------------

                            TALLEY INDUSTRIES, INC.
                           (Name of Subject Company)

                            SCORE ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                       CARPENTER TECHNOLOGY CORPORATION
                                   (Bidders)
                     Series A Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468720
                     (CUSIP Number of Class of Securities)

              Series B $1 Cumulative Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468730
                     (CUSIP Number of Class of Securities)

                    Common Stock, $1.00 Par value per share
          (Including the associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)
                                   87468710
                     (CUSIP Number of Class of Securities)

                     -------------------------------------

                                 JOHN R. WELTY
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       CARPENTER TECHNOLOGY CORPORATION
                             101 WEST BERN STREET
                       READING, PENNSYLVANIA 19612-4662
                           Telephone: (610) 208-2000
         (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Bidders)
                     -------------------------------------

                                with a copy to:

                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                            PHILADELPHIA, PA 19103
                                (215) 994-4000

                      ATTENTION: HERBERT F. GOODRICH, JR.




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                                 14D-1 AND 13D


CUSIP No. 87468720 (Series A Preferred Shares)
CUSIP No. 87468730 (Series B Preferred Shares)
CUSIP No. 87468710 (Common Shares)

--------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON:  Score Acquisition Corp.
            S.S. OR IRS IrrDENTIFICATION NO. OF ABOVE PERSON:  23-2924472


--------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a){   }
                                                                                        (b){   }

--------------------------------------------------------------------------------------------------

3           SEC USE ONLY

--------------------------------------------------------------------------------------------------

4           SOURCES OF FUNDS

                  AF

--------------------------------------------------------------------------------------------------

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(e) or 2(f)
                                                                                           {   }

--------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------------------------
7
            AGGREGATE AMOUNT BENEFICIALLY OWNED  BY EACH
            REPORTING PERSON

                12,509 Series A Preferred Shares
               497,618 Series B Preferred Shares
            10,777,195 Common Shares

--------------------------------------------------------------------------------------------------

8           CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
            SHARES
                                                                                           {   }
--------------------------------------------------------------------------------------------------

9           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
              90.7% of Series A Preferred Shares
              66.4% of Series B Preferred Shares
              75.9% of Common Shares

--------------------------------------------------------------------------------------------------

10          TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------------------------

                                 14D-1 AND 13D

CUSIP No. 87468720 (Series A Preferred Shares)
CUSIP No. 87468730 (Series B Preferred Shares)
CUSIP No. 87468710 (Common Shares)

---------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON:  Carpenter Technology Corporation
            S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON:  23-0458500

---------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                         (a){   }
                                                                                         (b){   }

---------------------------------------------------------------------------------------------------

3           SEC USE ONLY

---------------------------------------------------------------------------------------------------

4           SOURCES OF FUNDS

                  BK,OO

---------------------------------------------------------------------------------------------------

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(e) or 2(f)
                                                                                            {   }

---------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

---------------------------------------------------------------------------------------------------
7
            AGGREGATE AMOUNT BENEFICIALLY OWNED  BY EACH
            REPORTING PERSON

                12,509 Series A Preferred Shares
               497,618 Series B Preferred Shares
            10,777,195 Common Shares

---------------------------------------------------------------------------------------------------

8           CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
            SHARES
                                                                                            {   }
---------------------------------------------------------------------------------------------------

9           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
              90.7% of Series A Preferred Shares
              66.4% of Series B Preferred Shares
              75.9% of Common Shares

------------------------------------------------------------------------------------------------------------

10                    TYPE OF REPORTING PERSON

                                         CO
------------------------------------------------------------------------------------------------------------



          This Amendment No. 12 to the Schedule 14D-1 relates to a tender offer by Score Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Shares"), Series B $1 Cumulative Convertible Preferred Stock ("Series B Preferred Shares") and Common Stock, par value $1.00 per share ("Common Shares"), of Talley Industries, Inc., a Delaware corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (collectively, the "Shares"), at a purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibit
(a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 2, 1997 as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 thereto dated October 6, 1997,
October 9, 1997, October 10, 1997, October 20, 1997, October 22, 1997, October 27, 1997, October 29, 1997, November 4, 1997, November 20, 1997, December 1,
1997 and December 4, 1997, respectively (collectively, the "Schedule 14D-1"). The purpose of this Amendment No. 12 is to amend and supplement Items 6, 10 and 11 of the Schedule 14D-1 as described below. Pursuant to Instruction F of
Schedule 14D-1, this statement is submitted in satisfaction of the reporting obligation of the Purchaser under Section 13(d) of the Securities Exchange Act of 1934, as amended.


ITEM 6.           Interest in Securities of the Subject Company.

          At 12:00 midnight (EST) on Thursday, December 4, 1997, the Offer expired. Based on preliminary information provided by the Depositary, approximately 12,509 Series A Preferred Shares (or approximately 90.7% of the Series A Preferred Shares outstanding), 497,618 Series B Preferred Shares (or approximately 66.4% of the Series B Preferred Shares outstanding) and 10,777,195 Common Shares (or approximately 75.9% of the Common Shares outstanding) were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment all such Shares at the purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash.

          Pursuant to the Agreement and Plan of Merger, dated September 25, 1997, among the Parent, Purchaser and the Company, Parent intends to effect a merger of Purchaser with and into the Company in accordance with the relevant provisions of the Delaware General Corporation Law. Upon the consummation of the Merger, each outstanding Series A Preferred Share, Series B Preferred Share and Common Share (other than Shares acquired by Purchaser in the Offer and Shares as to which dissenters' rights are perfected) will be converted into the right to receive $11.70, $16.00 and $12.00 in cash, respectively.

ITEM 10.          Additional Information.

          (f) Reference is made to the press release issued by Parent on December 5, 1997, a copy of which is filed as Exhibit (a)(21) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11.          Material to be Filed as Exhibits.

          (a)(21) Text of Press Release issued by Parent on December 5, 1997.




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                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 12 is true, complete and correct.


                                         CARPENTER TECHNOLOGY CORPORATION


                                         By:   /s/ John R. Welty
                                            ------------------------------------
                                         Name:  John R. Welty
                                         Title:  Vice President, General Counsel
                                                     and Secretary

                                         SCORE ACQUISITION CORP.


                                         By:   /s/ John R. Welty
                                            ------------------------------------
                                         Name:  John R. Welty
                                         Title:  Secretary


Dated:  December 5, 1997